SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For October 26, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ___
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on October 26, 2009.

PRESS RELEASE	Amsterdam, 26 October 2009
ING to launch rights issue to repay half of State capital injection
•	ING TO REPAY EUR 5 BILLION OF CORE TIER 1 SECURITIES IN DECEMBER 2009
–	Agreement with Dutch State on terms to facilitate early repayment at a premium

–	Repayment of first tranche to include 8.5% coupon of around EUR 260 million

–	Repayment to include share price based premium of EUR 333 million to EUR 691 million

–	Additional payments to Dutch State in form of fee adjustments for Illiquid Assets Back-up Facility

–	Additional IABF payments lead to one-off pre-tax charge of EUR 1.3 billion in Q4 2009
•	REPAYMENTS TO STATE TO BE FINANCED BY EUR 7.5 BILLION RIGHTS ISSUE
–	Rights issue underwritten — Goldman Sachs, ING and J.P. Morgan Joint Global Coordinators

–	Proceeds used to finance repayment and to cover charge for additional payments for IABF

–	Further repayments to be financed from internal resources and divestment proceeds

–	Issue to be launched after Extraordinary General Meeting of Shareholders on 25 November 2009
ING announced today that it has reached an agreement with the Dutch State to alter the repayment terms of the Core Tier 1 securities issued in November 2008, in order to facilitate early repayment. This early repayment option is valid until the end of January 2010. ING intends to use this window of opportunity to repurchase EUR 5 billion of the Core Tier 1 securities in December 2009.
Under the agreement, ING can repurchase the first EUR 5 billion of the securities at the issue price (EUR 10) plus the accrued coupon and a repayment premium. The 8.5% coupon payment is estimated to be around EUR 260 million at the time of repayment. The repayment premium depends on the ING share price at the time of repayment. The premium has a minimum value of EUR 333 million and increases if the ING share price at the time of repayment rises above EUR 11.16. The premium is capped at EUR 691 million corresponding with a share price of 12.40 or above. The repayment terms for the remainder of the Core Tier 1 securities remain unchanged.
In January 2009, ING and the Dutch State agreed on an Illiquid Assets Back-up Facility (IABF). A full risk transfer was realised on 80% of the Alt-A portfolio. In order to get approval from the EC on ING’s Restructuring Plan, ING has agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the IABF. In total, these extra payments will amount to a net present value of EUR 1.3 billion, which will be booked as a one-off pre-tax charge in the fourth quarter of 2009. Under the agreement, the IABF as announced in January 2009, including the transfer price of the securities of 90%, will remain unaltered. The additional payments will not be borne by ING’s US subsidiaries.
In order to finance the repayment of the Core Tier 1 securities and the associated costs as well as to mitigate the capital impact of the additional payments for the IABF, ING plans to launch a capital increase with preferential subscription rights for holders of (depositary receipts for) ordinary shares of up to EUR 7.5 billion. Goldman Sachs International and J.P. Morgan have agreed to underwrite the rights issue, subject to customary terms and conditions. Proceeds of the issue in excess of the above amounts will be used to strengthen ING’s capital position. ING expects to finance any further repayments of Core Tier 1 securities from internal resources, including proceeds from the divestment of the insurance operations as announced today.
ING does not expect to be subjected by the European Commission to a mandatory deferral of coupon payments on hybrid securities. ING will consult the EC before taking any further repayment or calling decisions for Tier 1 and Tier 2 capital.

The proposed rights issue will be presented for authorisation at an Extraordinary General Meeting of Shareholders, which is scheduled for 25 November 2009 in Amsterdam. A notification for the meeting is published today. Further details of the issue, including the issue price, the subscription ratio and the final number of shares to be issued will be published after this EGM. A detailed prospectus for the issue will be published in due course. Goldman Sachs, ING and JPMorgan are acting as joint global coordinators and joint bookrunners for the rights issue.
Jan Hommen, CEO of ING commented: “This rights issue is a critical component of the measures we announced today to regain our independence and to chart a clear course forward. With investors’ support, we will be able to repay half of the funds we received last year from the Dutch State and maintain our capital strength. We appreciate the ongoing support of the Dutch State, but fully recognize that it is in the best interest of all parties that we get back on our own feet as quickly as possible. As a result, we will continue to explore alternatives for exiting the remainder in the coming period, financed from internal resources including the proceeds of divestments.”
The agreements with the Dutch State on repayment of the Core Tier 1 securities and additional payments for the IABF are included in the Restructuring Plan ING has submitted to the European Commission as part of the process to receive approval for the government support measures. ING has finalised the negotiations with the European Commission and formal approval is expected before the EGM in November 2009.
NOTE FOR EDITORS
Jan Hommen will address the announcements made today in an analyst and investor conference call at 9:00 CET. Members of the investment community can join in listen-only mode at +31 20 794 8497 (NL) or +44 207154 2688 (UK) and via live audio webcast at www.ing.com.
A press conference will be held at 11:30 CET. Journalists are invited to join the conference at ING House, Amstelveenseweg 500, Amsterdam, Journalists can also join in listen-only mode at +31 20 794 8500 and via live audio webcast at www.ing.com.

Press enquiries		Investor enquiries
Raymond Vermeulen	Frans Middendorff	ING Group Investor Relations
+31 20 541 5682	+31 20 541 6516	+31 20 541 5460
Raymond.Vermeulen@ing.com	Frans.Middendorff@ing.com	Investorrelations@ing.com

ING PROFILE
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 110,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (xi) conclusions with regard to purchase accounting assumptions and methodologies, (xii) ING’s ability to achieve projected operational synergies and (xiii) the implementation of ING’s restructuring plan to separate banking and insurance operations. ING assumes no obligation to update any forward-looking information contained in this document.
General, limitations on distribution, no offer
Not for release, publication or distribution, directly or indirectly, in or into Australia, Canada, Japan, their territories and possessions. The release, publication or distribution of this document in certain jurisdictions may be restricted by law or regulations. Therefore, persons in such jurisdictions in which this document is released, published or distributed must inform themselves about and observe such restrictions.
The issue, exercise and sale of rights which may be attributed in the rights offering (“subscription rights”) and the subscription and purchase of bearer depositary receipts in respect of shares of the Company (“shares”) are subject to specific legal and/or regulatory restrictions in certain jurisdictions. The Company assumes no responsibility in the event there is a violation by any person of such restrictions.
This document does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities, and cannot be relied on for any investment contract or decision. This document does not constitute a prospectus within the meaning of Art. 13 of the EC Directive 2003/71/EC of the European Parliament and Council dated November 4, 2003 (the “Prospectus Directive”). The offer will be made solely by means of, and on the basis of, a securities prospectus which is to be published. Any investment decision regarding any subscription rights or shares should only be made on the basis of the prospectus which will be prepared in connection with the rights offering, and investors are advised to consult with their bank, broker or investment advisor before taking any such investment decision. The approved prospectus may be notified by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) to the competent authorities in other jurisdictions in accordance with Article 18 of the Prospectus Directive. The prospectus is expected to be published before the start of the subscription period for the subscription rights and when available, copies of the prospectus may be obtained at no cost through the website of Euronext Amsterdam by NYSE Euronext (Dutch residents only) and the website of the Company at www.ing.com.
United Kingdom
This communication is directed only at persons (I) who are outside the United Kingdom or (II) who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) or (III) who fall within article 49(2)(A) to (D) (“high net worth companies, unincorporated associations etc.”) of the Order (all such persons together being referred to as “Relevant Persons”). Any person who is not a Relevant Person must not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. Persons distributing this communication must satisfy themselves that it is lawful to do so.
European Economic Area
The Company will not authorize any offer to the public of shares or subscription rights in any Member State of the European Economic Area other than the Netherlands and any other jurisdiction into which the prospectus for the offering of shares or subscription rights will be passported. With respect to each Member State of the European Economic Area other than the Netherlands (and any other jurisdiction into which the prospectus for the offering of shares or subscription rights will be passported) and which has implemented the Prospectus Directive (each, a “Relevant Member State”), no action has been undertaken to date to make an offer to the public of shares or subscription rights requiring a publication of a prospectus in any Relevant Member State.
Notice to U.S. Persons
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. If and when the rights offering is launched, ING will arrange to send you the prospectus it expects to file with the Securities and Exchange Commission if you request it by writing to ING Group Investor Relations, Location code IH 07.362, P.O. Box 810, 1000 AV Amsterdam or by calling +31 20 541 5460.

SIGNATURE
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: October 26, 2009